

March 13, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Capitol Series Trust
        Issuer CIK: 0001587551
        Issuer File Number: 333-191495/811-22895
        Form Type: 8-A12B
        Filing Date: March 13, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Sterling Capital Enhanced Core Bond ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications